UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended:
June 30, 2022

024-11259
(Commission File Number)

ENERGEA PORTFOLIO 2 LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Table of Contents

Caution Regarding Forward-Looking Statements
Business
Item 1. Management Discussion and Analysis of Financial Condition and Results of Operations
Offering Results
Share Price Calculation
Distributions
Operating Results
Our Investments
Liquidity and Capital Resources
Outlook and Recent Trends
Method of Accounting
Item 2. Other Information
Item 3. Financial Statements
Balance Sheet
Consolidated Statement of Operations
Statement of Change in Members Equity
Consolidated Statement of Cash Flow
Notes to Consolidated Financial Statements

Note 1 - Organization, Operations and Summary of Significant Accounting Policies
Note 2 - Construction in Progress
Note 3 - Line of Credit
Note 4 - Related Party Transactions
Note 5 - Leases
Note 6 - Commitments
Note 7 - Risks and uncertainties
Note 8 - Members' Equity
Item 4. Exhibits

Part II

Caution Regarding Forward-Looking Statements

We make statements in this Semi-Annual Report on Form 1-SA ("Semi-Annual Report") that are forward-looking statements within the meaning of the federal securities laws. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

  our ability to effectively deploy the proceeds raised in our offering (the "Offering");

  ability to attract and retain members to the online investment platform located at www.energea.com (the "Platform");

  risks associated with breaches of our data security;

  public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

  climate change and natural disasters that could adversely affect our Projects and our business;

  changes in economic conditions generally and the renewable energy and securities markets specifically;

  limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects;

  our failure to obtain necessary outside financing;

  risks associated with derivatives or hedging activity;

  intense competition in the Brazilian renewable energy market that may limit our ability to attract or retain energy offtakers;

  defaults on or non-renewal of Subscribers;

  increased interest rates and operating costs;

  the risk associated with potential breach or expiration of a ground lease, if any;

  our failure to successfully operate or maintain the Projects;

  exposure to liability relating to environmental and health and safety matters;

  Projects to yield anticipated results;

  our level of debt and the terms and limitations imposed on us by our debt agreements;

  our ability to retain our executive officers and other key personnel of our Manager;

  expected rates of return provided to investors;

  the ability of our Manager to source, originate and service our loans;

  the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

  or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and Securities and Exchange Commission ("SEC") guidance related to Regulation A ("Regulation A") of the Securities Act of 1933, as amended (the "Securities Act"), or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"));

  changes in business conditions and the market value of our Projects, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

  our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our Manager;

  our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the Investment Company Act of 1940, as amended, and other laws; and

  changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-Annual Report. All forward-looking statements are made as of the date of this Semi-Annual Report and the risk that actual results will differ materially from the expectations expressed in this Semi-Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this Semi-Annual Report, including, without limitation, the those named above and those named under "Risks of Investing" in the Offering Circular, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semi-Annual Report will be achieved.

Given The Risks and Uncertainties, Please Do Not Place Undue Reliance on Any Forward-Looking Statements.

Business

Energea Portfolio 2 LLC ("Company") is a limited liability company, treated as a corporation for tax purposes, and organized under the laws of Delaware. The Company and its day-to-day operations are managed by Energea Global LLC ("Manager"). The Company was created to invest in the acquisition, development, and operations of community solar energy projects in Brazil (each a "Project"). The Projects will be rented to groups of residential households and to businesses (which we collectively refer to as "Subscribers") for monthly payments based on the amount of electricity produced by the Project credited to them. Although some Subscribers will default, we expect them to be replaced quickly by others, allowing the Projects to produce a stable and predictable stream of cash flow.

Projects will be owned by special-purpose entities (each, a "SPE"). We currently anticipate that each SPE will be organized as a Brazilian Limitada or Ltda, the Brazilian equivalent of a U.S. limited liability company. Under Brazilian law, the assets and liabilities of a Ltda are distinct. Thus, the liabilities of a Project held in one SPE will not affect the assets of another Project held in a different SPE.

Typically, the Company owns 100% of each SPE, although there could be instances where the Company is a partner in a SPE with another party, such as the Development Company (defined below). In all cases, the Company will exercise complete management control over the SPE.

Each of our Projects are structured around five main contracts which the Manager will cause the SPE to enter into:

  Land Lease: The SPE will lease (rather than buy) the land where the Project is located, pursuant to a contract we refer to as a "Land Lease."

  Construction Contract: To build the Projects, the SPE will hire a third party to provide engineering, procurement, and construction services pursuant to a contract we refer to as a "Construction Contract."

  Project Rental Contract: In all cases, the SPEs will rent the Projects to Subscribers (so that the Subscriber is, in form, generating its own solar power) pursuant to a contract we refer to as a "Project Rental Contract."

  Operations and Maintenance Contract: As the SPE rents the Project to a Subscriber pursuant to a Project Rental Contract, the Subscriber simultaneously hires the SPE to operate and maintain the Project pursuant to a contract referred to as an "Operations and Maintenance Contract."

  Project Maintenance Contract: The SPE will then hire a third party to operate the maintain the Projects pursuant to a contract we refer to as a "Project Maintenance Contract."

  Each of these contracts are bi-lingual, both in English and in Portuguese, the national language of Brazil. Although the final terms and conditions might differ from Project to Project, the rights and obligations of the parties will generally be consistent across all of the Projects.

  The revenue from our Projects will consist primarily of the payments we receive from Subscribers under Project Rental Contracts and Project Operations and Maintenance Contracts. The Projects will make a profit if their revenues exceed their expenses.

  In 2021, the Company sold three solar Projects; Salinas, Pedrinopolis and Itaguaí III. We had invested $300,973 into the three Projects and sold them for $357,146. Currently, the Company plans to hold the other Projects indefinitely, creating a reliable stream of cash flow for Investors. Should the Company decide to sell one or more Projects, however, the Manager's experience in the industry suggests that the Projects could be sold for a profit:

  Yield and Cashflow: Many investment funds look for reliable cashflows generating a targeted yield. From the perspective of such a fund, any of the Projects or indeed the entire portfolio of Projects would be an attractive investment. With both revenue and most expenses locked in by contract, the cash flow should be predictable and consistent for as long as 20 years.

  Project Consolidation: Some of the Projects will be too small or unusual for institutional buyers to consider on their own. The Company could package these Projects into a larger, more standardized portfolio that will be attractive to these larger, more efficiency-focused players. In the aggregate, the portfolio of Projects is expected to generate 50+ megawatts of power with relatively uniform power contracts, engineering standards, and underwriting criteria. A portfolio of that size can bear the fees and diligence associated with an institutional-grade transaction or securitization.

  Cash Flow Stabilization: When the Company buys a Project, it will typically share the construction risk with the development company that originated the Project. Larger investors are generally unwilling to take on construction risk and will invest only in projects that are already generating positive cash flow, referred to as "stabilization." Thus, the Company will acquire Projects before stabilization and sell them after stabilization. Institutional investor interest in the Portfolio should increase as the portfolio stabilizes.

  Increase in Residual Value: When the Company acquires a Project, the appraisal is based solely on the cash flows projected from executed Project Rental Contracts, with no residual value assumed for the Project. There is a high probability that a Project will continue to create revenue after its initial contract period in the form of a contract extension, repositioning, or sale into the merchant energy markets. This creates a sort of built-in "found value" for our Projects, which may be realized upon sale.

Item 1. Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in our Annual Report which can be found here. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Caution Regarding Forward-Looking Statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2022.

Offering Results

On August 13, 2020, the Company commenced its offering to the public of limited liability company interests denominated as Class A Investor Shares under Regulation A (the "Offering") and an Offering Circular dated June 30, 2020, as updated and amended from time to time (the "Offering Circular"). The Offering Circular is available through the SEC's EDGAR site, www.sec.gov/edgar, and may also be obtained on the Platform or by contacting the Company. We refer to the purchasers of Class A Investor Shares as "Investors".

We initially offered up to $50 million in our Class A Investor Shares in our Offering. The SEC has since adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50 million to $75 million per rolling twelve-month period. This amendment was effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2022, we had raised total offering proceeds of $3,649,720 from settled subscriptions resulting from the sale of 4,556,818 Class A Investor Shares.

We expect to offer Class A Investor Shares in our Offering until we raise to the amount of capital needed to afford the capital expenses of all Projects approved by the Investment Committee. If we have fully-funded the cost of all Projects through the Offering, we will stop raising money until a new Project is approved for investment by the Company.

Share Price Calculation

The price for a Class A Investor Share in the Company is engineered to equalize Investors in response to differences between them that could arise from buying Class A Investor Shares at different times. For example, changes in the value of the Company and/or the Projects at different times could result from:

  investing in new Projects or selling Projects would change the projected cash flow for the Company;

  distributions received by earlier Investors;

  changes in baseline assumptions like Project costs, expenses and/or changes in tax rates, electric rates or foreign exchange rates;

  aging Project Rental Contracts and Operations and Maintenance Contracts (as revenues are harvested each month from the Subscribers, the remaining cash flow from a contract diminishes).

The share price algorithm is run on the Platform once per day and is based on actual performance data and projection data uploaded from financial models produced by the Manager. To determine the share price for a Class A Investor Share of the Company, we compute an algorithm that resolves:

rIRR = pIRR

Where:

  rIRR = Realized IRR of all existing Class A Investor Shares;

  pIRR = Projected lifetime IRR of a hypothetical $1 investor at share price "x".

As of June 30, 2022, the price per Class A Share in the Company was $0.80.

Distributions

Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on net income for the preceding month minus any amounts held back for reserves.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly; however, our Manager may declare other periodic distributions as circumstances dictate. Below is a table depicting the distributions made from the company during the first half of 2022:

Distribution Date	Amount	Management Fees*	Carried Interest*
01/26/2022	$9,207.27	$139.73	$883.16
02/24/2022	$7,903.96	$139.73	$883.16
03/29/2022	$8,977.11	$139.73	$883.16
04/29/2022	$7,068.65	$0.00	$0.00
05/31/2022	$7,068.14	$0.00	$0.00
06/30/2022	$24,999.75	$0.00	$0.00
Total	$65,224.88	$419.19	$1,766.32
*Note: Energea reserves the right to reduce its Asset Management Fees and Promoted Interest payments for any reason or to protect the desired cash yield to Investors.

Operating Results

For the semi-annual period ending June 30, 2022, the Company invested a total of $5,388,369 and has generated $156,368 in revenue.

As of June 30, 2022, the Company has assets totaling $6,653,167 on its balance sheet. Liabilities totaled $3,688,140. The Company has $1,206,368 cash on hand and $2,965,027 of equity owned by the Investors.

Our Investments

To date, we have acquired five (5) Projects, each of which were described more fully in the Offering Circular and in various filings with the SEC since the date our Offering was qualified by the SEC (e.g. August 13, 2020).

Project Name	Total Invested through 06/30/22	Total Invested 01/01/11 to 06/30/22	Total Estimated Cost	Project Memo
Iguatama	$2,325,066	$192,325	$2,623,621	Link
Pedra do Indaiá	$1,798,276	$362,361	$2,644,107	Link
Divinopolis III	$221,888	$0.00	$2,863,207	Link
Araxa I	$237,599	$8,058	$3,095,514	Link
Araxa II	$238,155	$8,058	$3,106,012	Link
Total	$4,820,984	$570,802	$14,332,461

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments. We will obtain the capital required to purchase new Projects and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from undistributed funds from our operations. As of June 30, 2022, the Company had $1,206,368 of cash on hand which will be used to pay for the remaining costs of constructing the Iguatama Project and the Pedro do Indaia Project. As we continue to raise capital from the offering, we expect to commence construction of the Divinopolis III Project, Araxá I Project and Araxá II project into the second half of 2022. To the extent that capital raised from the Offering is insufficient to construct the Projects, we may borrow additional capital from the Lender to make up the difference.

Outlook and Recent Trends

Brazil will have a presidential election in October 2022. Already, political maneuvers designed to win over voters are impacting the way business is done in Brazil. In some cases, it has benefited the Projects, and in others, it has increased costs.

In particular, political leadership in Minas Gerais has reduced a tax, known as ICMS, on consumer energy bills. While this reduction in energy costs was undoubtedly welcomed by citizens of Minas Gerais, it has a negative impact on Project revenues since lower energy costs result in lower solar energy prices and thus, less revenue. In the medium term, we expect solar energy discounts to contract to compensate for the reduction in taxation and for prices to rebound post-election.

While the election weighs over the nation, the other significant force impacting solar energy in Brazil is the explosive growth in market participation. While Energea was an early-mover and benefits from extensive experience and pipeline that other developers and investors do not yet enjoy, the sheer number of additional market participants is staggering. At a recent solar trade show in Sao Paulo, over 28,000 participants showed up to collaborate and learn more about Brazil's solar industry. We suspect that increased competition will eventually lead to lower energy pricing as more and more projects fight for a finite number of energy consumers.

We are also seeing tremendous progress in other aspects of the market. EPC companies are maturing, now with many more projects under their belt. This market maturity results in a wider breadth of qualified service providers for the Projects and a higher quality of finished product with fewer delays and more realistic expectations. That same maturation process has made the utility companies (with whom each project much "interconnect") more experienced in the process and technical analysis necessary to connect solar projects to the grid more efficiently.

While presidential elections and increased market participation have added near and mid-term headwinds to the Brazilian solar equation, a maturing industry has rapidly professionalized a once-nascent market. As more service providers develop the skills needed to engineer, construct, interconnect and maintain quality solar assets, we expect to enjoy lower risk across the spectrum of asset performance.

Method of Accounting

The compensation described in this section was calculated using the accrual method of accounting.

Item 2. Other Information

As of June 30, 2022, there have been no fundamental changes to our offering.

Item 3. Financial Statements

Balance Sheet

ENERGEA PORTFOLIO 2, LLC
Consolidated Statements of Operations

	June 30, 2022	December 31, 2021
	Unaudited	Audited
REVENUES
	$ 156,368	$ -
Total Income	$ 156,368	$ -

PORTFOLIO OPERATING EXPENSES:
Accounting	$ 35,000	$ 10,000
Legal	$ -	$ 9,389
Software subscription	$ 1,581	$ 11,679
Insurance	$ -	$ -
Taxes	$ 300	$ 44,132
Other general and administrative expenses	$ 6,625	$ 25,816
Total Portfolio Operating Expenses	$ 43,507	$ 101,016

PORTFOLIO FINANCIAL EXPENSES:
Interest expense	$ -	$ -
Closing costs - legal fees	$ -
Administrative fees	$ -	$ 22,567
Total Portfolio Financial Expenses	$ -	$ 22,567

PROJECTS OPERATING EXPENSES:
Accounting	$ -	$ -
Travel	$ 771	$ 146
Taxes	$ 7,980	$ 8,157
Other general and administrative expenses	$ 6,671	$ 4,859
Total Projects Operating Expenses	$ 15,422	$ 13,162

INCOME (LOSS) FROM OPERATIONS/FINANCE	$ 97,439	$ (136,745)

OTHER INCOME (EXPENSE)
Gain or loss on sale of projects		$ 56,173
Interest received from Investments	$ 151	$ 1,845
Other Income (Expense)	$ 4,856	$ -
Total other income expenses	$ 5,007	$ 58,017

NET INCOME (LOSS)	$ 102,446	$ (78,728)
Non-dividend distribution	$ (361,365)	$ (296,140)
Retained earnings (deficit)	$ (318,472)	$ (375,893)
Total members' equity	$ (577,391)	$ 1,607,897

TOTAL LIABILITIES AND MEMBER'S EQUITY	$ (572,535)	$ 1,607,897

Consolidated Statement of Operations

ENERGEA PORTFOLIO 2, LLC
Consolidated Statements of Operations

	June 30, 2022	December 31, 2021
	Unaudited	Audited
REVENUES
	$ 156,368	$ -
Total Income	$ 156,368	$ -

PORTFOLIO OPERATING EXPENSES:
Accounting	$ 35,000	$ 10,000
Legal	$ -	$ 9,389
Software subscription	$ 1,581	$ 11,679
Insurance	$ -	$ -
Taxes	$ 300	$ 44,132
Other general and administrative expenses	$ 6,625	$ 25,816
Total Portfolio Operating Expenses	$ 43,507	$ 101,016

PORTFOLIO FINANCIAL EXPENSES:
Interest expense	$ -	$ -
Closing costs - legal fees	$ -
Administrative fees	$ -	$ 22,567
Total Portfolio Financial Expenses	$ -	$ 22,567

PROJECTS OPERATING EXPENSES:
Accounting	$ -	$ -
Travel	$ 771	$ 146
Taxes	$ 7,980	$ 8,157
Other general and administrative expenses	$ 6,671	$ 4,859
Total Projects Operating Expenses	$ 15,422	$ 13,162

INCOME (LOSS) FROM OPERATIONS/FINANCE	$ 97,439	$ (136,745)

OTHER INCOME (EXPENSE)
Gain or loss on sale of projects		$ 56,173
Interest received from Investments	$ 151	$ 1,845
Other Income (Expense)	$ 4,856	$ -
Total other income expenses	$ 5,007	$ 58,017

NET INCOME (LOSS)	$ 102,446	$ (78,728)

Statement of Change in Members Equity

ENERGEA PORTFOLIO 2 LLC
Statement of Change in Members Equity

	Common Shares		Investor Shares
	Shares	Amount	Shares	Amount	Accumulated Deficit	Accumulated Other Comprehensive Loss	Members' Equity
Members' equity, January 13, 2020 (Inception)	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Issuance of investor shares	$ -	$ -	$ 438,150	$ 392,763	$ -	$ -	$ 392,763
Issuance of common shares	$ 1,000,000	$ -	$ -	$ -	$ -	$ -	$ -
Net loss	$ -	$ -	$ -	$ -	$ (146,194)	$ -	$ (146,194)
Unrealized foreign currency translation loss	$ -	$ -	$ -	$ -	$ -	$ (13,460)	$ (13,460)
Members' equity, December 31, 2020	$ 1,000,000	$ -	$ 438,150	$ 392,763	$ (146,194)	$ (13,460)	$ 233,109

Issuance of investor shares	$ -	$ -	$ 2,370,691	$ 1,887,167	$ -	$ -	$ 1,887,167
Non-dividend distributions	$ -	$ -	$ -	$ -	$ (296,140)	$ -	$ (296,140)
Net loss	$ -	$ -	$ -	$ -	$ (78,728)	$ -	$ (78,728)
Unrealized foreign currency translation loss	$ -	$ -	$ -	$ -	$ -	$ (137,511)	$ (137,511)

Members' equity, December 31, 2021	$ 1,000,000	$ -	$ 2,808,841	$ 2,279,930	$ (521,062)	$ (150,971)	$ 1,607,897

Issuance of investor shares	$ -	$ -	$ 1,747,977	$ 1,369,790	$ -	$ -	$ 1,369,790
Non-dividend distributions	$ -	$ -	$ -	$ -	$ (65,225)	$ -	$ (65,225)
Net loss	$ -	$ -	$ -	$ -	$ 102,446	$ (45,025)	$ 57,421
Unrealized foreign currency translation loss	$ -	$ -	$ -	$ -	$ -		$ -

Members' equity, June 30, 2022	$ 1,000,000	$ -	$ 4,556,818	$ 3,649,720	$ (483,841)	$ (195,996)	$ 2,969,883

Consolidated Statement of Cash Flow

ENERGEA PORTFOLIO 2 LLC AND SUBSIDIARIES
Consolidated Statements of Cash Flow

	June 30, 2022	December 31, 2021
	Unaudited	Audited
Cash Flows from Operating Activities:
Net Loss	$ 102,446	$ (78,728)

Adjustments:
Unrealized Foreign Currency Exchange Loss	$ (45,025)	$ -
Accounts receivable	$ -	$ 5,000
Prepaid and other current assets	$ (2,351)	$ (142)
Loan receivable interest added to principal	$ (4,856)	$ (984)
Accounts Payable and Accrued Expenses	$ (395,466)	$ 305,972
Due to related party	$ 3,188	$ (6,274)
Total Cash Flows from Operating Activities	$ (342,064)	$ 224,844

Cash Flows from Investing Activities:
Construction in Progress	$ (828,774)	$ (4,029,798)
Loan receivable, related party	$ (999)	$ (54,001)
Total Cash Flows from Investing Activities	$ (829,773)	$ (4,083,799)

Cash Flows from Financing Activities:
Advances on Line of Credit	$ -	$ 2,256,726
Member contributions	$ 1,369,790	$ 1,887,167
Members Distributions	$ (65,225)	$ (296,140)
Total Cash Flows from Financing Activities	$ 1,304,565	$ 3,847,752

Increase (decrease) in cash	$ 132,728	$ (11,203)

Cash at the beginning of the period	$ 1,073,640	$ 1,084,843

Cash at the end of the period	$ 1,206,368	$ 1,073,640

Notes to Consolidated Financial Statements

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and significant accounting policies

Energea Portfolio 2 LLC is a Delaware Limited Liability Corporation formed to develop, own and manage a portfolio of renewable energy projects in Brazil. The consolidated financial statements include the accounts of Energea Portfolio 2 LLC and its wholly-owned Brazilian single purpose entities (SPEs): Energea Iguatama Aleguel de Equipamentos e Mantuençao Ltda; Energea Pedra do Indaia Ltda; Energea Araxá I Ltda; Energea Araxá II Ltda; and Energea Divinopolis Ltda (collectively, the "Company"). All intercompany transactions have been eliminated in consolidation. The Company and its day-to-day operations are managed by Energea Global LLC ("Manager"). The Company works in close cooperation with stakeholders, project hosts, industry partners and capital providers to produce best-in-class results.

The Company's activities consist principally of organization and pursuit costs, raising capital, securing investors and project development activity. The Company's activities are subject to significant risks and uncertainties, including the inability to secure funding to develop its portfolio. The Company's operations are funded by the issuance of membership interests and debt at the Company level. There can be no assurance that any of these strategies will be achieved on terms attractive to the Company.

Basis of presentation

The consolidated unaudited financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits at commercial banks and short-term cash equivalents maturing within 90 days.

Capitalization and investment in project assets

A project has four basic phases: (i) development, (ii) financing, (iii) engineering and construction and (iv) operations and maintenance. During the development phase, milestones are created to ensure that a project is financially viable. Project viability is obtained when it becomes probable that costs incurred will generate future economic benefits sufficient to recover those costs.

Examples of milestones required for a viable project include the following:
The identification, selection and acquisition of sufficient area required for a project;
The confirmation of a regional electricity market;
The confirmation of acceptable electricity resources;
The confirmation of the potential to interconnect to the electric transmission grid;
The determination of limited environmental sensitivity; and
The confirmation of local community receptivity and limited potential for organized opposition.

All project costs are expensed during the development phase. Once the milestones for development are achieved, a project is moved from the development phase into the engineering and construction phases. Costs incurred in these phases are capitalized as incurred, included within construction in progress ("CIP"), and not depreciated until placed into commercial service. Once a project is placed into commercial service, all accumulated costs are reclassified from CIP to property and equipment and become subject to depreciation or amortization over a specified estimated life.

Revenue recognition

All of the SPE's have Equipment Rental Agreements. These rental agreements are with various subscribers who will pay a monthly fee for the renewable energy upon completion of the projects. Projects are considered complete when they are tested, commissioned, interconnected to the grid and capable of producing electricity as designed. Revenue will be recognized as it is earned on a monthly basis. The agreements are in effect for twenty-five years from the completion date and are expected to have a combined gross revenue of $311,940 per month from all projects when operational.

Comprehensive Loss

GAAP requires the reporting of "comprehensive loss" within general purpose financial statements. Comprehensive income/(loss) is comprised of two components, net income/(loss) and comprehensive income/(loss). For the semi-annual period ended June 30, 2022 and the period January 1, 2021 to December 31, 2021, the Company had foreign currency exchange losses relating to currency translation from Brazilian real to U.S. dollar reported as other comprehensive loss.

Income taxes

Effective January 1, 2021, the Company has elected to be taxed as a C-Corporation for Federal, State and local income tax reporting purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company also concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements. Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Foreign Currency Exchange Transactions

Purchases of products and services for the Brazilian subsidiaries are transacted in the local currency, Brazilian real (R$), and are recorded in U.S. dollar translated at historical exchange rates prevailing at the time of the transaction. Balances are translated into U.S. dollar using the exchange rates at the respective balance sheet date. Realized exchange gains and losses are included in foreign currency exchange loss on the accompanying consolidated statements of operations and comprehensive loss. Unrealized exchange gains and losses are included in other comprehensive loss on the accompanying consolidated statements of operations and comprehensive loss. Unrealized translation losses for the period ending June 30, 2022 were $0.

Concentrations

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank deposits at high credit quality financial institutions. The balances, at times, may exceed federally insured limits. Each bank account held in Brazil has a revolving line of credit associated with it intended to cover any shortfall in the cash accounts and carry interest at 13.99% per month. The lines have credit limits of $269 to $8,975. There were no draws on these lines of credit during the semi-annual year ended June 30, 2022.

Recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of its leases, including leases embedded in other contractual arrangements, among other changes. The standard is effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company expects to recognize right-of-use assets and lease liabilities of approximately $2,366,000, related to the land leases associated with the projects, on the Company's balance sheet. Management does not expect any change in members' equity as a result.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Subsequent events

In connection with the preparation of the consolidated financial statements, the Company monitored and evaluated subsequent events for the period ended June 30, 2020 through May 3, 2022, the date on which the consolidated financial statements were available to be issued. There are no material subsequent events that require disclosure.

Note 2 - Construction in Progress

The Company is in the process of developing and constructing renewable energy facilities in Brazil. All project costs are being capitalized and include hard costs, such as equipment and construction materials, and soft costs, such as engineering, architectural, legal, permits, developer fees and other costs. The balance of construction in progress at June 30, 2022 and 2021 was $5,388,369 and $4,559,595, respectively. The Company expects to incur an additional $8,956,741 of costs to complete the projects that have not yet begun construction which include the projects owned by Energea Araxá I Ltda, Energea Araxá II Ltda, and Energea Divinopolis Ltda.

Note 3 - Line of Credit

In October 2020, the Company, along with its majority member-manager, entered into a revolving credit agreement (the "Agreement") with a debt provider to provide funding for the construction projects in Brazil. The Agreement calls for a line of credit with total availability of $5,000,000 to be used solely to finance the purchase, development and construction of the two Brazilian projects. Interest is payable in quarterly installments at an annual rate of 15% through the date of maturity of September 30, 2023. The Company may elect to defer up to 50% of each quarterly interest installment, provided that such deferred interest will be treated as principal and repaid in accordance with the Agreement. The line of credit is secured by a pledge of the Manager's Class A Investor Shares and Common Shares in the Company as well as a fiduciary lien on the assets owned by Energea Iguatama Aleguel de Equipamentos e Mantuençao Ltda and Energea Pedra do Indaia Ltda.

The Company may repay or prepay outstanding revolving notes with prior approval of the lender. In addition, the Company is required to repay outstanding principal with the proceeds of any sales of the projects within ten days following receipt of the sales proceeds, or in the event a project is canceled or unable to be completed.

If any projects have completed construction prior to the line of credit maturity date, the Company may elect to convert the revolving line of credit to a term loan, subject to certain limitations, provided the Company has met all financial covenants and other requirements, as defined. Term loans require quarterly repayments of principal plus interest at 13% per annum, in advance, over a term of ten years.

The Company's balance outstanding under the line of credit at June 30, 2022 and 2021 was and $3,675,000 and is unchanged from 2021, respectively. Interest incurred during the construction phase is capitalized as construction in progress. Total interest capitalized until the semi-annual year ended June 30, 2022 was $568,395.

Note 4 - Related Party Transactions

The Company has transactions with the Manager. At June 30, 2022, the Company had receivables from the Manager of $0.00. At June 30, 2022, the Company had $5,609, payable to a company with common ownership, which are included due to related party on the accompanying consolidated balance sheets.

The Company entered into two construction management agreements with the Manager to pay developer fees for services of supervision of the construction of the projects. From Inception through June 30, 2022, the Company paid total developer fees to the Manager of $618,828 which was capitalized to construction in progress.

During November 2021, the Company loaned an affiliate with common ownership $53,955. The loan matures in November 2022. The loan has an annual interest rate of 18%. As of June 30, 2022, the loan receivable balance consists of $53,955 of principal and $5,839.92 of accrued interest.

In June of 2022, the Company loaned an affiliate with common ownership, Energea Tres Pontas, $999. This loan will be repaid in full by December 31, 2022 with no interest rate.

Note 5 - Leases

The Company has a land lease for the Energea Iguatama Aluguel de Equipamentos e Manutençao Ltda property with an annual rent of approximately $10,700 expiring in February 2050. The monthly base rent increases each lease year by the General Market Price Index.

A second lease for the Energea Pedra do Indaiá Ltda property is expected to become effective in May 2022 with an annual rent of $6,950 and will expire in November 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A third lease for the Divinopolis Ltda property is expected to become effective in May 2022 with an annual rent of $9,294 and will expire in November 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A fourth lease for the Energea Araxa I Ltda property is expected to become effective in May 2022 with an annual rent of $16,358 and will expire in November 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.
Note 5 - Leases - Continued

A fifth lease for the Energea Araxa II Ltda property is expected to become effective in May 2022 with an annual rent of $16,358 and will expire in November 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

Total land rental costs for the year ended December 31, 2021 and the period January 13, 2020 (Inception) to December 31, 2020 were $11,282 and $16,231, respectively, which have been capitalized and included in construction in progress on the accompanying consolidated balance sheets.

Future minimum estimated lease payments based on the exchange rate at June 30, 2022 are as follows for the years ending December 31:

2022	$59,016
2023	$81,873
2024	$84,272
2025	$86,788
2026	$89,430
2027+	$2,973,329
TOTAL	$3,374,708

Note 6 - Commitments

The Company has two Engineering, Procurement and Construction ("EPC") contracts for two of the projects with a combined total expected cost of $3,937,760. Since $3,402,968.93 has already been incurred through June 30, 2022, the remaining commitment under these contracts is $ 534,791 which is expected to be paid through October 2022.

All five of the SPE's entered into Operation and Maintenance Service Agreement ("O&M Agreements") with consortiums to perform continued maintenance on the projects. The agreements are in effect for twenty-five years from the initial rental date. The service fee charged is based on a formula as defined in the agreement.

Note 7 - Risks and uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus ("COVID-19") as a pandemic. COVID-19 has caused significant disruption in the national and global economy. The Company's operating activities, liquidity, and cash flows may be affected by this global pandemic. While the disruption is currently expected to be temporary, there is uncertainty related to the duration. Therefore, while the Company expects this matter to impact the business, the related financial impact cannot be reasonably estimated at this time.

Note 8 - Members' Equity

Common Shares

The Company authorized 1,000,000 common shares, which as of June 30, 2022 and 2021, 1,000,000 are issued and outstanding. The shares represent membership interests in the Company.

Investor Shares

The Company authorized 19,000,000 investor shares, which as of June 30, 2022, 4,556,818, are issued and outstanding. The shares represent membership interests in the Company.

Item 4. Exhibits

Certificate of Formation **
Authorizing Resolution **
Form Investment Agreement **
Form Auto-Investing Agreement **
Form Auto-Reinvesting Agreement **
Operating Agreement **
Operating Agreement - First Amendment *
Form Equipment Rental Contract **
Form Operations and Maintenance Agreement **
Iguatama Project **
Pedro do Indaia Project **
Divinopolis III Project **
Araxa I Project **
Araxa II Project **
Sale of Salinas, Pedrinopolis and Itaguai III Projects **
Change in Tax ID **
Change in Accountant **

*Filed Herewith
**Filed Previously